Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Infosys Limited (“Infosys” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K and Exhibit 99.1 hereto shall be deemed to be incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended.

On November 30, 2012, Infosys announced that it is transferring the listing of its American Depositary Shares, each represented by one equity share of the Company, to the New York Stock Exchange (“NYSE”) from the NASDAQ Global Select Market (“NASDAQ”).

The press release announcing the transfer from NASDAQ to the NYSE is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

By :	/s/ S.D. Shibulal
Name :	S.D. Shibulal
Title :	Chief Executive Officer

Date: November 30, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 30, 2012, entitled “Infosys Plans to List its ADS on the NYSE Euronext”